August 23, 2019

Daniel Serruya
President and Chief Executive Officer
BRK, Inc.
411 Eastgate Road, Suite A
Henderson, NV 89001

       Re: BRK, Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed August 7, 2019
           File No. 024-10989

Dear Mr. Serruya:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

General

1. Please revise Item 6 to Part I of your filing to disclose the sale of all unregistered securities issued or sold within the last year. In that regard, we note, on page 22 of your offering circular, the transactions that you have entered into.
Legal Matters, page 23

2. Please disclose the background and details of any legal proceedings material to your business or financial conditions within the past three years. In that regard, we note that you entered into a Settlement Agreement and Stipulation with Continuation Capital,
      Inc. Please refer to Item 7(a)(1)(vi) of Form 1-A.
 Daniel Serruya
BRK, Inc.
August 23, 2019
Page 2

        You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                            Sincerely,

FirstName LastNameDaniel Serruya                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
Comapany NameBRK, Inc.
                                                            Construction
August 23, 2019 Page 2
cc:       William R. Eilers
FirstName LastName